Jamie Leigh +1 415 693 2190 jleigh@cooley.com	VIA EDGAR

June 8, 2020

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Portola Pharmaceuticals, Inc.

Schedule 14D-9 filed May 27, 2020

Schedule 14D-9/A filed June 1, 2020

File No. 5-87472

Dear Ms. Chalk:

On behalf of Portola Pharmaceuticals, Inc. (“Portola,” the “Company”, or the “Filing Person”), we acknowledge receipt of the comment letter, dated June 3, 2020 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) concerning the above-captioned Schedule 14D-9 and Schedule 14D-9/A (collectively, the “Schedule 14D-9”). We submit this letter on behalf of the Filing Person in response to the Comment Letter. For ease of reference, we have reproduced the Staff’s comments in italicized type below followed by the Filing Person’s response.

Concurrently with this letter, the Filing Persons are filing Amendment No. 2 to the Schedule 14D-9 (“Amendment No. 2”), which reflects revisions made to the Schedule 14D-9 in response to the comments of the Staff. Unless otherwise noted, the page numbers in the bold headings and the responses below refer to pages in the Schedule 14D-9. Capitalized terms used but not defined herein have the meaning given to such terms in the Offer to Purchase, dated May 27, 2020 (as amended, the “Offer to Purchase”), which is included as Exhibit (a)(1)(A) to the Schedule 14D-9.

Schedule 14D-9 filed May 27, 2020

Portola’s Reasons for the Offer, page 23

1.	The first sentence in this section states that the Portola Board considered “numerous matters, including, but not limited to, the reasons enumerated below.” All of the reasons considered by the Board in making its recommendation to shareholders to tender into the Offer should be summarized in the Schedule 14D-9. See Item 1012 of Regulation M-A and Item 4 of Schedule 14D-9. Please revise or advise.

Response:	The Filing Person acknowledges the Staff’s comment and the first sentence in the section entitled “Portola’s Reasons for the Offer” on page 23 of the Schedule 14D-9 will be amended to read as follows:

The Portola Board carefully considered the Offer and the Merger, consulted with management and outside legal and financial advisors at various times, and took into account the reasons enumerated below.

101 California Street, 5th Floor, San Francisco, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 www.cooley.com

Portola Pharmaceuticals, Inc.

Page Two

Projected Financial Information, page 29

2.	For the projections presented, summarize the underlying assumptions and limitations on the projected figures (other than the assumption regarding future tax rates included in the footnotes to the charts presented). Your revised disclosure regarding the projections should also summarize what, if anything other than the impact of the COVID 19 virus, caused the changes between the Initial Long Term Plan and the Updated Long Term Plan.

Response:	The Filing Person acknowledges the Staff’s comment and the following sentence in the second paragraph of the section entitled “Projected Financial Information” on page 29 of the Schedule 14D-9 will be amended to read as follows:

At the direction of the Portola Board, in March and at the beginning of April 2020, management updated the Initial Long-Term Plan, which assumed an equity raise by Portola to continue as a standalone company and that Portola would retain a worldwide right to commercialize Andexxa, to account for the impact of the COVID-19 pandemic on Portola’s actual financial performance, prospects and the decision to out-license to a third party ex-U.S. rights to Andexxa if Portola were to remain a standalone company, the inclusion of Andexxa Japan and ex-U.S. royalty revenue, updated label expansion assumptions to include enoxaparin approval in 2021 and reductions in operating expenses in light of the revised revenue projections (the “Updated Long-Term Plan”) as set forth in the corresponding table below—for further information see the sections captioned “—Background of the Offer and the Merger” and “—Portola’s Reasons for the Offer and the Merger.”

Opinion of Portola’s Financial Advisor, page 32

3.	The second bullet point on page 33 indicates that Centerview in its fairness analysis, considered “certain other communications from the Company to its stockholders.” Please clarify to identify the communications and their context and to explain how they were considered by the fairness advisor.

Response:	The Filing Person acknowledges the Staff’s comment and the existing third paragraph on page 32 under the section entitled “Opinion of Portola’s Financial Advisor—Opinion of Centerview Partners LLC” of the Schedule 14D-9 will be amended to read as follows:

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed materials that, based on its experience and professional judgment, it deemed to be relevant to evaluating whether the Merger Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, including, among other things:

Further, the second bullet point on page 33 under the section entitled “Opinion of Portola’s Financial Advisor—Opinion of Centerview Partners LLC” of the Schedule 14D-9 will be amended to read as follows:

certain other communications from the Company to its stockholders, including the Company's website, investor presentations and other public filings;

101 California Street, 5th Floor, San Francisco, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 www.cooley.com

Portola Pharmaceuticals, Inc.

Page Three

4.	In the third bullet point at the top of page 33, clarify whether the Forecasts and Internal Data referenced that was provided to the fairness advisor in connection with its analysis of this transaction are the same projections included earlier in this disclosure document. If not, the non-public information provided to Centerview for use in the fairness analysis here should be included. Please revise or advise.

Response:	The Filing Person acknowledges the Staff’s comment and the existing third bullet point on page 33 under the section entitled “Opinion of Portola’s Financial Advisor—Opinion of Centerview Partners LLC” of the Schedule 14D-9 will be amended to read as follows:

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to Centerview by the Company for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Forecasts,” and which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data” and described as “Management Projections” in the section captioned “—Projected Financial Information.”

101 California Street, 5th Floor, San Francisco, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 www.cooley.com

Portola Pharmaceuticals, Inc.

Page Four

Should you have any questions relating to the foregoing matters or wish to discuss further any of the responses above, please contact me at (415) 693-2190.

Sincerely,

/s/ Jamie Leigh

Jamie Leigh

cc:	John Moriarty, Portola Pharmaceuticals, Inc.

Scott Garland, Portola Pharmaceuticals, Inc.

Ian Nussbaum, Cooley LLP

101 California Street, 5th Floor, San Francisco, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 www.cooley.com